CONSENT OF ANNA MALEVICH
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference to the Registration Statement on Form S-8 of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Anna Malevich

Anna Malevich
Senior Director, Projects
Centerra Gold Inc.

Dated February 22, 2024